EXHIBIT 6.3


                        INDEPENDENT CONTRACTOR AGREEMENT

     This Agreement is entered into on March 5, 1999, between World Diagnostics, Inc. ("Company") located in Dade county, Florida, and Immunodiagnostics, Inc. (the "Research Provider"), with offices in Bedford, Massachusetts.

     1. Research Provider agrees to perform the services of designing, manufacturing, and supplying ("Services"), as defined in Appendix A attached hereto, for the active components of rapid biomedical single step diagnostic test devices ("Units") to Company as ordered from time to time by Company. Research Provider will also serve as a scientific consultant, on an as needed basis, to the Company, whereby such duties may be to consult with the Company's Board of Directors, Customers and Governmental Organizations pertaining to the Company's business concerning the services of the Research Provider. In addition, from time to time, the Research Provider may be required to train Company personnel regarding techniques, systems, and methods for manufacture of the non-active components and assembly of the components, including the Services, into the finished product.

     2. Research Provider shall determine the method, details, and means of performing the Services. Research Provider shall provide the Company with copies of all written information pertaining to the Services, and regular weekly telephone briefings and written reports of the status of its Services. All supplies, including raw materials, consumed by Research Provider in performing the Services shall be at the expense of the Research Provider.

     3. Research Provider shall supply the Services to Company at Research Provider's out of pocket cost, plus a ten percent markup, and at the lowest possible cost attainable by the Research Provider, which may be subject to verification by an audit of the Research Prover's books and records. Upon request in writing by the Company, Research Provider shall supply to Company auditable records pertaining to such costs.

     4. For a period of 36 months after delivery, Research Provider will accrue royalty payments on a quarterly basis for Units shipped to customers by the Company. Upon request in writing, Company shall supply to Research Provider auditable records backing up all such sales. The royalties are earned on receipt of funds from customers and payable at the beginning of the next quarter according to the following schedule:

     Unit Sales       Quarterly Unit Pay-Out       Accumulation Value
     ----------       ----------------------       ------------------

       0- 10,000            $ .20/each               $ 3,000.00

    10,001 - 50,000         $ .15/each               $ 7,500.00

    50,001 - 250,000        $ .10/each               $25,000.00

   250,001 - 1,000,00       $ .07/each               $70,000.00

       1,000,001            $ .05/each


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     5. As long as Research Provider accrues the equivalent of yearly royalties on the sale of 500,000 Units, Research Provider shall not supply the same Services to any third party for those products that are being made exclusively for Company. If less than 500,000 units are sold per annum to customers, Company may, at its sole option, maintain the exclusivity by paying to Research Provider an amount equal to the difference between the royalty on 500,000 units and the royalty on the units actually sold.

     If the requirements for maintaining exclusivity are not met by the Company, the relationship becomes non-exclusive, with Research Provider able to sell to third parties, but except the Research Provider remains under the duty to provide Services to Company as provided for in this Agreement on a non-exclusive basis. With respect to all Services, Research Provider shall grant Company the most favorable terms and conditions offered to any third party.

     6. Research Provider may choose the location of work, but at the request of the Company, agrees to provide services at Company's headquarters in Florida as may be reasonably requested by the Company, whereby such requests shall provide reasonable advanced notice, and shall not exceed 2 days per month. All travel expenses shall be paid by the Company.

     7. Either party may terminate this Agreement by giving one (1) year notice to the other party. However, the proprietary information (paragraph 15), confidentiality (paragraph 16), and non-competition (paragraph 17) provisions of this Agreement shall survive forever, regardless for the reason for termination.

     8. If either party defaults in the performance of this Agreement, or materially breaches any of its provisions, if such default has not been cured after 60 day's written notice, the non-breaching party may terminate this Agreement.

     9. Research Provider enters into this Agreement as, and shall continue to be, an independent contractor. In no circumstance, shall Research Provider look to Company as an employer. Research Provider shall not be entitled to any benefits accorded to Company's employees, including worker's compensation, disability insurance, or vacation or sick pay.

     10. Research Provider shall pay, when as due, any and all payroll taxes incurred as a result of Research Provider's compensation, including estimated taxes and shall provide Company with a proof of payment on demand. Research Provider indemnities Company for all claims, losses, costs, fees, liabilities, or damages suffered by Company arising from a breach of this provision.

     11. Research Provider represents that Research Provider has the qualifications and ability to perform the Services in a professional manner, without the advice, control, or supervision of Company. Research Provider shall have the sole discretion and control of Research Provider's services and in the manner in which they are performed.

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     12. Research Provider agrees that all designs, plans, reports, specifications, drawings, schematics, prototypes, models, inventions, know-how, and all other information and items limited to Services provided to, or at the request of, Company, made during the course of providing Services to Company, shall be and are assigned to Company as its sole and exclusive property. On Company's request, Research Provider agrees to assist Company, at Company's expense, to obtain patents or copyrights for such Services, including the disclosure of all pertinent information and data, the execution of all applications, oaths and assignments, and all other instruments and papers that Company shall deem necessary to apply for and to assign or convey to Company, its successors, and assigns or nominees, the sole and exclusive right, title and interest in such Services. The Services constitute proprietary information of the Company. Research Provider agrees to obtain written assurances from proprietary information arising from the Services, and provide the Company with copies of such agreements within 10 days of the signing of this Agreement.

     13. The written, printed, graphic, or electronically recorded materials furnished for use by Company or by Research Provider to the Company are proprietary information and are the property of Company. Proprietary information includes, but is not limited to, pricing information, specific customer requirements, customer and potential customer lists, and information on Company's employees, agents, or divisions.

     14. Research Provider shall maintain in confidence and shall not directly or indirectly, disclose or use; either during or after the term of this Agreement, any proprietary information, confidential information, or know-how belonging to Company, whether or not it is in written or printed form, except to the extent necessary to perform the services. On termination of Research Provider's Services to Company, or at the request of Company before termination, Research Provider shall deliver to Company material in Research Provider's possession relating to the Services or Company business. The obligations on proprietary information extend to information belonging to customers and suppliers of Company about whom Research Provider may have gained knowledge as a result of performing the Services.

     15. Research Provider shall not, during the term of this Agreement, and for a period of three years after the termination of this Agreement, for any reason, either directly or indirectly, (a) call on, solicit, or take away any of Company's customers or potential customers about whom Research Provider became aware as a result of providing the Services to the Company either for Research Provider or for any other person or entity; or (b) solicit or take away or attempt to solicit or take away any of Company's employees or contractors either for Research Provider or for any other person or entity.

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     16. Any notices provided hereunder must be in writing and shall be deemed effective on the earlier of personal delivery (including fax) or the third day after mailing by first class mail to the recipient at the following addresses:

    To Company:

                           World Diagnostics, Inc.
                           15721 N.W. 60th Avenue, Suite #203
                           Miami Lakes, Fla. 33014
                           Attention: Ken Peters

    To Research Provider

                           Immunodiagnostics, Inc.
                           35 Wiggins Avenue
                           Bedford, Massachusetts 01730
                           Attention: Jay Raina

Or to such other addresses or to the attention of such other person as the recipient party will have specified by prior written notice to the sending party.

     17. If any term, provision, or part of this Agreement is found by a court to be invalid, illegal, or incapable of being enforced by any rule, of law or public policy, all other terms, provisions, and parts of this Agreement, shall nevertheless remain in full force and effect. On determination that any term, provision, or part of this Agreement is invalid, illegal, or incapable of being enforced, all remaining terms shall remain in full force and effect.

     18. This Agreement constitutes the final, complete, and exclusive embodiment of the entire agreement and understanding between the parties related to the subject matter of this Agreement and supersedes and preempts any prior of contemporaneous understandings, agreements, or representations by or between the Parties, written or oral. This Agreement shall be construed in accordance with the State of Florida, or any other jurisdiction in which the Company has a valid basis for asserting a claim.

     19. This Agreement may be executed on separate copies, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

     20. This Agreement is intended to bind and insure to the benefit of and be enforceable by Company and Research Provider, and their respective successors and assigns, except that Research Provider may assign any of Research Provider's rights and duties under this Agreement with Company's prior written consent.

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     If the foregoing correctly sets forth our understanding, please so indicate by signing below, and returning an executed copy of this agreement at the aforementioned address

                                              WORLD DIAGNOSTICS, INC.


                                              By:
                                                 ------------------------------
                                                 Ken Peters, President

IMMUNODIAGNOSTICS, INC.

By:
   -----------------------
   Jay Raina, President


Agreed and accepted this _____ day of
__________________, 1999.

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Appendix A to Independent Contractor Agreement                      Date: 3/5/99

The products listed below constitute the first design products to be manufactured by Jay Raina, Ph.D. as requested by World Diagnostics Inc. to be exclusively and custom manufactured for World Diagnostics as defined in the agreement attached herewith.

Products

1) Rapid Urine HIV 1&2 Screen test
2) Rapid Whole Blood HIV 1&2 subtype C

It is understood and agreed to this day by terms relating to confidentiality and exclusivity as stated in the independent contractor agreement.

---------------------------  ---------     ---------------------      --------
Ken Peters - President          Date       Jay Raina Ph. D.             Date
World Diagnostics                          Immunodiagnostics, Inc.